EXHIBIT 99.3

FORM OF LETTER TO STOCKHOLDERS

KEYSTONE CONSOLIDATED INDUSTRIES, INC.
Up to 2,500,000 Shares of Common Stock
Offered Pursuant to Subscription Rights Distributed to Record Stockholders of
Keystone Consolidated Industries, Inc.

[_____________], 2007

Dear Stockholder:

This notice is being distributed by Keystone Consolidated Industries, Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at 5:00 p.m., Eastern Time, on [_________] (the “Record Date”), in connection with the distribution in a subscription rights offering (the “Subscription Rights Offering”) of non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase shares of Common Stock. The Subscription Rights are described in the Company’s prospectus, dated [_________] (the “Prospectus”).

In the Subscription Rights Offering, the Company is offering an aggregate of up to 2,500,000 shares of Common Stock (the “Underlying Shares”) pursuant to the Prospectus. The Subscription Rights will expire, if not exercised, by 5:00 p.m., Eastern Time, on [_________], unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive 0.25 of a Subscription Right for each share of Common Stock owned of record as of the close of business on the Record Date, subject to adjustments to eliminate fractional rights.

Each whole Subscription Right will allow you to subscribe for one share of Common Stock (the “Basic Subscription Right”) at the cash price of $10.00 per share (the “Subscription Price”). Fractional Subscription Rights or cash in lieu of fractional Subscription Rights will not be issued in the Subscription Rights Offering. Fractional Subscription Rights will be rounded to the nearest whole number, with such adjustments as may be necessary to ensure that the Company offers no more than 2,500,000 shares of Common Stock in the Subscription Rights Offering. As an example, if you owned 1,000 shares of Common Stock as of the Record Date, then you would receive 250 Subscription Rights pursuant to your Basic Subscription Right, and you would have the right to purchase 250 shares of Common Stock in the Subscription Rights Offering pursuant to your Basic Subscription Right.

In addition, each Subscription Rights holder who exercises its Basic Subscription Right in full will be eligible to subscribe (the “Oversubscription Right”), at the same Subscription Price of $10.00 per share, for additional shares of Common Stock on a pro rata basis if any shares are not purchased by other Subscription Rights holders under their Basic Subscription Rights as of the Expiration Date (the “Excess Shares”). “Pro rata” means in proportion to the number of shares of Common Stock that you and other Subscription Rights holders have purchased by fully exercising your Basic Subscription Rights with respect to your Common Stock holdings. Each Subscription Rights holder may only exercise its Oversubscription Right if such holder exercised its Basic Subscription Right in full and other Subscription Rights holders do not exercise their Basic Subscription Rights in full. If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Oversubscription Right, then the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those holders of Subscription Rights who exercised their Oversubscription Rights. For the purposes of determining eligibility for the Oversubscription Right, a Subscription Rights holder will be deemed to have exercised its Basic Subscription Right in full if it subscribes for the maximum number of whole Underlying Shares available under its Basic Subscription Right. See “The Subscription Rights Offering – Basic Subscription Right” and “The Subscription Rights Offering – Oversubscription Right” in the Prospectus.

The Subscription Rights are evidenced by Subscription Rights certificates (the “Subscription Rights Certificates”). Subscription Rights may not be sold, transferred, or assigned; provided, however, that Subscription Rights are transferable by operation of law (for example, a transfer of Subscription Rights to the estate of a recipient upon the recipient’s death).

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions as to Use of Subscription Rights Certificates (“Instructions”);

4.	A Notice of Guaranteed Delivery for Subscription Rights Certificate; and

5.	A return envelope addressed to Computershare Inc., the Subscription Agent for the Subscription Rights Offering.

Your prompt action is requested. To exercise your Subscription Rights, you should properly complete and sign the Subscription Rights Certificate and forward it, together with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and the Oversubscription Right, to the Subscription Agent, as indicated in the Prospectus and the Instructions. The Subscription Agent must receive the Subscription Rights Certificate with payment of the Subscription Price on or prior to 5:00 p.m., Eastern Time, on the Expiration Date. All payments must be made in U.S. dollars for the full number of Underlying Shares being subscribed for pursuant to the Basic Subscription Right and the Oversubscription Right as indicated in the Prospectus and the Instructions. Failure to return the properly completed Subscription Rights Certificate with the correct payment will result in your not being able to exercise your Subscription Rights. Subscription Rights not exercised prior to the Expiration Date will expire without value. The exercise of Subscription Rights may be revoked at any time prior to the Expiration Date by following the procedures indicated in “The Subscription Rights Offering - Revocation” in the Prospectus.

Additional copies of the enclosed materials may be obtained from Georgeson Inc., the Information Agent for the Subscription Rights Offering. The Information Agent’s toll-free telephone number is (877) 278-3812. Banks and brokers please call collect at (212) 440-9800.

Very truly yours,

KEYSTONE CONSOLIDATED INDUSTRIES, INC.